Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: October 22, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia—Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

The following news release was issued by Wachovia and SouthTrust

Press Release October 22, 2004

WACHOVIA AND SOUTHTRUST NAME JONES

PRESIDENT OF TEXAS AND REGIONAL HEAD OF DALLAS/FORT WORTH

CHARLOTTE, N.C., AND BIRMINGHAM, ALA. – Wachovia Corporation (NYSE: WB) and SouthTrust Corporation (NASDAQ: SOTR) announced today that Pete Jones has been named president of its Texas operations and also will assume responsibility for leading Wachovia’s banking efforts for the Dallas/Fort Worth Metroplex once the proposed SouthTrust/Wachovia merger is consummated.

In addition, Jones will continue to support the Texas market by ensuring the consistency of sales and service strategies for customers and employees. Jones continues to report to Guy Bodine, State CEO for Texas.

Connie Beck, Dallas CEO for SouthTrust Bank, was slated to assume the Dallas/Fort Worth regional president position, before announcing this week her plans to leave SouthTrust to pursue other opportunities following merger consummation.

“Pete is a strong leader who has already contributed significantly to our Texas expansion efforts,” said Bodine. “He is absolutely the right person to replace Connie and to lead this important market. This appointment is in line with our goals to ensure a smooth transition for the merged company as we continue to build momentum in Texas.”

A 23-year veteran of Wachovia, Jones brings leadership and sales experience to this post. His previous roles include regional president for Eastern Virginia and for Western Virginia, small business market executive and general banking group head for the Mid-Atlantic region.

The companies announced plans to merge on June 21, 2004.

Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail, brokerage and corporate customers, with retail operations from Connecticut to Florida and retail brokerage operations nationwide. Wachovia had assets of $436.7 billion, market capitalization of $61.4 billion and stockholders’ equity of $33.9 billion at September 30, 2004. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 12 million client relationships (including households and businesses), primarily in 11 states and Washington, D.C. Its full-service retail brokerage firm, Wachovia Securities, LLC, serves clients in 49 states. Global services are offered through 33 international offices. Online banking and brokerage products and services also are available through Wachovia.com.

SouthTrust Corporation (www.southtrust.com) is a $53.8 billion regional bank holding company with headquarters in Birmingham, Ala. SouthTrust operates 741 banking and loan offices and 913 ATMs in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. The company offers a complete line of banking and other related financial services to

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commercial and retail customers. SouthTrust is a Forbes Platinum 400 company that trades on the NASDAQ Stock Market under the symbol SOTR. The company is listed on the S&P 500 index and the Keefe, Bruyette & Woods BKX Index.]

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Media seeking further information should contact SouthTrust Corporate Communications: David M. Oliver at 205-667-5429 or dial 205-254-5130 and ask to speak to a media relations representative; or Wachovia Corporate Communications: Laurie Hedrick at 704-374-6092.

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The following news release was issued by Wachovia on October 22, 2004.
Media Contact: Christy Phillips 704.383.8178 Investor Contact: Alice Lehman 704.374.4139

Press Release Friday, October 22, 2004

WACHOVIA CORPORATION ANNOUNCES SOUTHTRUST DIRECTORS TO JOIN BOARD OF DIRECTORS

CHARLOTTE, N.C. – Wachovia Corporation (NYSE:WB) today announced the three SouthTrust directors who will serve on Wachovia’s board immediately following the completion of the merger. Wachovia Corporation and SouthTrust Corporation anticipate closing the merger on or about November 1, 2004, contingent on shareholder approval of both companies. As indicated at the time of the June 21 merger announcement, Wachovia’s board will include three former SouthTrust directors, including Wallace Malone, SouthTrust’s chairman and CEO.

“We are pleased to name these three SouthTrust directors to the Wachovia board,” said Ken Thompson, chairman, president and chief executive officer. “These directors will further strengthen the extraordinary talent and depth of experience of our board, which will continue to provide superior guidance and direction for Wachovia’s future success. It is truly an honor to serve as chairman of such a distinguished board.”

The directors elected to Wachovia’s board effective immediately following the merger are:

Wallace D. Malone, Jr., 68, is Chairman and Chief Executive Officer of SouthTrust Corporation and has more than 45 years of experience in the banking industry. He serves as a director or trustee of Samford University, the Economic Development Partnership of Alabama, the Salvation Army Advisory Board, the Greater Alabama Council of the Boy Scouts of America, the EyeSight Foundation of Alabama and the Baptist Health System. Mr. Malone currently serves on the board of American Cast Iron Pipe Company.

Donald M. James, 55, is the CEO of Vulcan Materials Company, the largest U.S. producer of construction aggregates, based in Birmingham, Ala. He has served in this position since 1993. He joined SouthTrust’s board in 1998. He currently serves on the board of directors at Protective Life Corporation and The Southern Company.

Van L. Richey, 54, is the President and CEO of American Cast Iron Pipe Company, a manufacturer of ductile iron pipe and fittings in Birmingham, Ala. He has served as a member of SouthTrust’s board since 1996.

“Don James and Van Richey have been invaluable to SouthTrust’s success and helping to build the strong company we are today,” said Wallace Malone, chairman and CEO of SouthTrust. “We look forward to serving on Wachovia’s board and continuing our company’s long-standing traditions of customer service, excellent financial performance and strong corporate governance.”

Following the merger and including the three new SouthTrust directors, Wachovia will have 18 directors. Under the New York Stock Exchange’s listing requirements, nearly 80% of Wachovia’s board will be “independent”, substantially exceeding the NYSE’s listing requirements. Mr. Malone, who will become Vice Chairman of Wachovia, will not be independent, and Mr. Richey will not be considered independent because Mr. Malone currently serves on the compensation committee of the board of American Cast Iron Pipe Company. Lanty Smith will continue to serve as Wachovia’s lead independent director.

Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail, brokerage and corporate customers, with retail operations from Connecticut to Florida and retail brokerage operations nationwide. Wachovia had assets of $436.7 billion, market capitalization of $61.4 billion and stockholders’ equity of $33.9 billion at September 30, 2004. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 12 million client relationships (including households and businesses), primarily in 11 states and Washington, D.C. Its full-service retail brokerage firm, Wachovia Securities, LLC, serves clients in 49 states. Global services are offered through 33 international offices. Online banking and brokerage products and services also are available through Wachovia.com.

Additional Information

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction between Wachovia and SouthTrust and any other relevant documents filed with the SEC because they contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187. Additional copies of the joint proxy statement/prospectus may also be obtained by contacting Wachovia’s proxy solicitor, Georgeson Shareholder Communications, toll free at 1-800-255-8670, or SouthTrust’s proxy solicitor, Morrow & Co., Inc., toll free at 1-877-366-1576.